AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEM-
         BER 4, 1997
         ==============================================================

                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549
                              ----------------------

                                  SCHEDULE 14D-1
                                (AMENDMENT NO. 3)
                              TENDER OFFER STATEMENT
                      (PURSUANT TO SECTION 14(d)(1) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934)

                                   SCHEDULE 13D
                              OF CSX CORPORATION AND
                             CSX TRANSPORTATION, INC.
                                (AMENDMENT NO. 7)
                        (PURSUANT TO SECTION 13(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934)

                                   SCHEDULE 13D
                         OF NORFOLK SOUTHERN CORPORATION
                                (AMENDMENT NO. 5)
                        (PURSUANT TO SECTION 13(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934)

                                   SCHEDULE 13D
                                OF WALTER G. RICH
                                (AMENDMENT NO. 6)
                        (PURSUANT TO SECTION 13(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934)

                           DELAWARE OTSEGO CORPORATION
                                 (NAME OF ISSUER)

                               DOCP ACQUISITION LLC
                                 CSX CORPORATION
                           NORFOLK SOUTHERN CORPORATION
                                  WALTER G. RICH
                        (NAME OF PERSONS FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $0.125 PER SHARE
                          (TITLE OF CLASS OF SECURITIES)

                                   246244 10 7
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 PETER J. SHUDTZ
                                 GENERAL COUNSEL







                                 CSX CORPORATION
                                 ONE JAMES CENTER
                               901 EAST CARY STREET
                          RICHMOND, VIRGINIA 23219-4031
                                  (804) 782-1400
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS
                      ON BEHALF OF PERSONS FILING STATEMENT)

                                 WITH A COPY TO:

     PAMELA S. SEYMON                       RONALD B. RISDON
 WACHTELL, LIPTON, ROSEN & KATZ         KELLEY DRYE & WARREN LLP
    51 WEST 52ND STREET                      101 PARK AVENUE
 NEW YORK, NEW YORK 10019               NEW YORK, NEW YORK 10178
 TELEPHONE:  (212) 403-1000            TELEPHONE:  (212) 808-7800

       J. GARY LANE                         ERIC J. FRIEDMAN
 GENERAL COUNSEL CORPORATE                SKADDEN, ARPS, SLATE,
 NORFOLK SOUTHERN CORPORATION               MEAGHER & FLOM LLP
  THREE COMMERCIAL PLACE                    919 THIRD AVENUE
NORFOLK, VIRGINIA  23510-9241           NEW YORK, NEW YORK 10022
 TELEPHONE:  (757) 629-2600            TELEPHONE:  (212) 735-3000







                   This Amendment No. 3 to the Transaction Statement on
         Schedule 14D-1, and Amendment No. 7 to the Schedule 13D of CSX Corporation, a Virginia corporation ("CSX"), and CSX Transpor-tation, Inc., a Virginia corporation and wholly owned subsid-iary of CSX ("CSXT"), Amendment No. 5 to the Schedule 13D of Norfolk Southern Corporation, a Virginia corporation ("NSC") and Amendment No. 6 to the Schedule 13D of Walter G. Rich, (collectively, as amended, the "Statement") relates to the of-fer by DOCP Acquisition LLC, a New York limited liability com-pany ("Purchaser") formed by CSX, NSC and Mr. Rich to purchase all outstanding shares of common stock, par value $0.125 per share (the "Shares"), of Delaware Otsego Corporation, a New York corporation (the "Company"), at a price of $22.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated August 22, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal. This Amendment amends and supplements the amended Transaction Statement on Schedule 14D-1 and all such Schedules 13D filed prior hereto. Unless otherwise indi-cated all capitalized terms used herein shall have the same meanings as set forth in the Offer to Purchase.

         ITEM 10.  Additional Information.

                   "THE TENDER OFFER -- Terms of the Offer; Expiration Date" is hereby amended by the addition of the following:

                   Convertible Notes. Pursuant to the terms of the
              Convertible Notes, the holders of Convertible Notes, on the terms set forth therein, have the right to convert, prior to payment, any or all of the unpaid principal amount of such Convertible Notes into Shares; provided that such conversion may only be in multiples of 100 Shares, unless the balance of the unpaid principal amount of any such Convertible Notes is convertible into less than 100 Shares, in which case such conversion will be into the entire amount of such Shares; and provided further that no frac-tions of Shares are issuable upon conversion. The Company has advised Purchaser that as of August 22, 1997, the adjusted conversion price of the Convert-ible Notes was $10.08 per Share.

                   Convertible Notes will not be automatically con-
              verted into Shares or cash as a result of the consum-mation of the Offer or the Merger, and will remain unchanged by virtue of such transactions except that, pursuant to the terms of the Convertible Notes, fol-lowing the Merger, holders of Convertible Notes will cease to have the right to convert the principal









              amount of such Convertible Notes into Shares and will instead have the right to receive, upon conversion of the principal amount of such Convertible Notes, an amount in cash equal to the amount which such holders would have had a right to receive pursuant to the Merger, had the principal amount of such Convertible Notes been converted into Shares immediately prior to the Effective Time.

                   To participate in the Offer or the Merger, if
              consummated, holders of Convertible Notes must surrender such Convertible Notes to the Company for conversion. Upon conversion, each Share issued on the conversion of the principal amount of such Con-vertible Notes may be tendered into the Offer in ac-cordance with the procedures set forth therein for the Offer Price, or, failing such tender, will be converted in the Merger, if consummated, into the right to receive an amount in cash equal to the Offer Price, as described under "INTRODUCTION" and "SPECIAL FACTORS -- The Merger Agreement and Related Agree-ments" in the Offer to Purchase.





































                                    SIGNATURES


                   After due inquiry, and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

                   September 4, 1997

                                       DOCP ACQUISITION LLC

                                       By:  /s/ MARK G. ARON
                                          ------------------------------
                                          Name:   Mark G. Aron
                                          Title:  Authorized Person

                                       By:  /s/ JAMES C. BISHOP, JR.
                                          ------------------------------
                                          Name:   James C. Bishop, Jr.
                                          Title:  Authorized Person

                                       CSX CORPORATION

                                       By:  /s/ MARK G. ARON
                                          ------------------------------
                                          Name:   Mark G. Aron
                                          Title:  Executive Vice
                                            President -- Law and
                                              Public Affairs

                                       NORFOLK SOUTHERN CORPORATION

                                       By:  /s/ JAMES C. BISHOP, JR.
                                          ------------------------------
                                          Name:   James C. Bishop, Jr.
                                          Title:  Executive Vice
                                            President -- Law

                                       /s/ WALTER G. RICH
                                       ---------------------------------
                                       WALTER G. RICH


















                                    SIGNATURE

                   (SOLELY WITH RESPECT TO THE SCHEDULE 13D OF
                            CSX TRANSPORTATION, INC.)

                   After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete and correct.

                   September 4, 1997

                                       CSX TRANSPORTATION, INC.

                                       By:  /s/ WILLIAM M. HART
                                          ------------------------
                                          Name:   William M. Hart
                                          Title:  Vice President --
                                                  Corridor Development


































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